

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

April 30, 2013

Via Email
Zvi Raskin
General Counsel and Corporate Secretary
Lighting Science Group Corporation
1227 South Patrick Drive, Bldg. 2A
Satellite Beach, LF 32937

Re: **Lighting Science Group Corporation**
        Preliminary Proxy Statement filed on Schedule 14A
        Filed on April 17, 2013
        File No. 000-20354

Dear Mr. Raskin:

We have limited our review of your filing to the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by revising your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe revision is appropriate, please tell us why in your response.

After reviewing any revisions to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. We note that in proposal 2 you seek approval for a series of amendments to your certificate of incorporation which address various different substantive matters. Please provide us with your analysis explaining why you do not believe that this proposal should be unbundled and presented as separate proposals in accordance with Rule 14a-4(a)(3). See the Fifth Supplement to the Manual of Publicly Available Telephone Interpretations (September 2004) for additional guidance.

2. Please revise to address any material drawbacks to common shareholders of reallocating your capital stock and permitting the holders of any class or series of your preferred stock to amend the terms of such class or series without the vote of the holders of your common stock.

3. Please revise your disclosure of proposal 3 to explain why you agreed to make these amendments to your certificates of designation. In addition, please revise your disclosure to provide a clear summary of the possible consequences of the proposed amendments to your existing shareholders, including potential dilution or decreased voting power.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the filing persons acknowledging that:

- the filing persons are responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact Jonathan Groff, Staff Attorney, at (202) 551-3458, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257, or me at (202) 551-3757 if you have any questions regarding our comments.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director